Exhibit 99.1

Distribution of Occasional Reserve to be submitted for consideration of the General Shareholders’ Meeting of Ecopetrol S.A.

In connection with the convening of an Extraordinary Shareholders’ Meeting of Ecopetrol S.A.’S shareholders, requested by the majority shareholder (the Ministry of Finance and Public Credit of Colombia), for the purpose of (i) submitting the proposed modification of the Company’s occasional reserve and (ii) its subsequent distribution as an extraordinary dividend for consideration at such extraordinary General Shareholders’ Meeting, the table below provides the details of the distribution project proposed by the Ministry of Finance and Public Credit:

Occasional Reserve Distribution
Total occasional reserve available:	COP $ 3,691,130,198,643
Number of shares:	41,116,694,690.1959
Amount of occasional reserve for distribution	COP $3,659,385,827,427
Value for distribution per share:	COP $ 89
Value of reserve not distributed:	COP $31,744,371,216
The date established for payment of dividends is December 23, 2019, for all dividends to be paid to minority shareholders, and December 26, 2019 for payment of all dividends to the majority shareholder.

The aforementioned Company’s occasional reserve was approved by the Ordinary General Shareholders’ Meeting held on March 29, 2019 from the net profits generated during the years ended December 31, 2016, 2017 and 2018. The reserve was allocated based on the earnings distribution proposal approved by the General Shareholders’ Meeting in accordance with the financial statements of the company for the year ended December 31, 2018, which were subject to inspection in accordance with applicable law and the Company Bylaws.

Bogotá D.C., November 28, 2019

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets (a)

Fernando Suárez Tello

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co